As filed with the Securities and Exchange Commission on November 6, 1997
                                                     Registration No. 333-
===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)
                                     FLORIDA
         (State or Other Jurisdiction of Incorporation or Organization)
                                   59-1469577
                     (I.R.S. Employer Identification Number)

                          5200 South Washington Avenue
                            Titusville, Florida 32780
                                 (407) 269-9680
               (Address, Including Zip Code, and Telephone Number,
        including Area Code, of Registrant's Principal Executive Offices)

                                  GARY R. SMITH
                      President and Chief Executive Officer
                       Smart Choice Automotive Group, Inc.
                          5200 South Washington Avenue
                            Titusville, Florida 32780
                                 (407) 269-9680
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   Copies to:
                            RANDOLPH H. FIELDS, ESQ.
             Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
                             111 North Orange Avenue
                                   Suite 2000
                             Orlando, Florida 32801
                            Telephone: (407) 420-1000
                           Telecopier: (407) 420-5909

            Approximate date of commencement of proposed sale to the
        public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


-------------------- ------------- -----------  --------------   ------------
                                    Proposed    Proposed
Title of Each Class    Amount       Maximum     Maximum             Amount
of Securities to be    to be        Offering    Aggregate             of
    Registered       Registered(1)  Price per   Offering         Registration
                                    Share(2)    Price(2)              Fee
-------------------- -------------  ----------  --------------   -------------

Common Stock, par     8,694,181      $5.44      $47,296,344.64   $14,332.23
value $.01 per share
-------------------- -------------  ----------  --------------   -------------


(1)  Pursuant  to Rule 416 under the  Securities  Act of 1933,  as amended  (the
     "Securities Act"), this Registration Statement also covers such indeterminable additional shares of Common Stock as may become issuable as a result of any future anti-dilution adjustment, conversion price or interest rate fluctuations in accordance with the terms of any warrants, stock options, preferred stock, and convertible notes, the underlying shares of which are included for registration herein.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act. Represents the average of the high/low price as quoted October 30, 1997 by the NASDAQ SmallCap Market.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                                8,694,181 SHARES

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                                  COMMON STOCK

     This Prospectus relates to an offering (the "Offering") of up to 8,694,181 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Smart Choice Automotive Group, Inc., a Florida corporation formerly known as Eckler Industries, Inc. (the "Company"), which may be offered (the "Offering") for sale by persons (the "Selling Shareholders") who have acquired such Shares (or instruments exercisable for or convertible into Shares) in certain acquisitions of businesses by the Company and other transactions not involving a public offering. This Prospectus also relates to the offer and sale by the Selling Shareholders, in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), of such presently indeterminate number of additional Shares as may be issuable upon conversion of the shares of the Company's Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Shares") held by certain of the Selling Shareholders, based upon fluctuations in the conversion price of the Series A Preferred Shares. The Shares are being registered under the Securities Act on behalf of the Selling Shareholders in order to permit the public sale or other distribution of the Shares.

     The Shares are being registered as a result of (i) the Company's acquisition of the following businesses: Smart Choice Holdings, Inc.; Liberty
Finance  Company,  Inc.  and  affiliates;  Two Two  Five  North  Military  Trail
Corporation d/b/a Miracle Mile Motors, and Palm Beach Finance Company, Inc.; Roman Fedo, Inc. and Fedo Finance, Inc.; B&B Enterprises, Inc., d/b/a Stuart Nissan; and Jack Winters Enterprises, Inc. d/b/a Motorcars of Stuart (the "Acquisitions"); (ii) a private placement of convertible notes and common stock purchase warrants ("Note Private Placement"); (iii) a private placement of the Series A Preferred Shares and common stock purchase warrants of the Company ("Series A Preferred Private Placement"); (iv) loans obtained from Finova Capital Corporation, Sirrom Capital Corporation and Banker's Credit Insurance Services ("Lenders"); and (v) other registration obligations of the Company to certain security holders. Pursuant to the Acquisitions, the Company agreed to register the Common Stock received and the Common Stock issuable upon conversion of promissory notes received by sellers of those businesses. The Company is obligated to register the Common Stock issuable upon conversion or exercise of the securities issued in the Note Private Placement and the Series A Preferred Private Placement, and to register the Common Stock underlying certain convertible notes and warrants delivered to the Lenders in connection with loan transactions. Further, the Company is including herein Common Stock beneficially held by certain shareholders pursuant to registration rights agreements between them and the Company.

     The Shares may be sold or distributed from time to time by or for the account of the Selling Shareholders or their pledgees through dealers, brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. This Prospectus also may be used, with the Company's prior consent, by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act, may be sold under Rule 144 rather than pursuant to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."

     The Company will receive no portion of the proceeds from the sale of the Shares offered hereby, and will pay all of the expenses, estimated to be approximately $46,832.23 in connection with this Offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Shareholders. See "Use of Proceeds," "Selling Shareholders," and "Plan of Distribution."



        The Company's Common Stock is currently quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "SMCH." On November 3, 1997, the last reported sale price of the Common Stock as quoted on Nasdaq was $5.75 per share.

               SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF FOR A
             DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED
              IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 6, 1997

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Quotations relating to the Company's Common Stock appear on the NASDAQ SmallCap Market and such reports and proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission, at the address set forth above, or on the World Wide Web through the Commission's Internet address at "http://www.sec.gov."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission (File No. 1-14082) pursuant to the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996;

2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 1996, consisting of (i) the Company's Quarterly Reports on Form 10-QSB and Form 10-Q for the fiscal quarters ended December 31, 1996, March 31, 1997 and June 30, 1997, respectively, (ii) the Company's Current Reports on Form 8-K dated October 28, 1996, December 30, 1996, January 28, 1997, February 12, 1997, March 20,
     1997, June 27, 1997, two current reports dated June 30, 1997, August 21, 1997, August 29, 1997, and September 24, 1997, and (iii) the Company's Amendment on Form 8-K/A to the Current Report on Form 8-K dated February 12, 1997; the Company's amendment on Form 8-K/A to the Current Report on Form 8-K dated June 27, 1997; and the Company's amendment on Form 8-K/A to the current report on Form 8-K dated August 21, 1997;

3.   The Company's definitive Proxy Statement filed on February 27, 1997; and

4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed on April 16, 1997.

        All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

        The Company will provide, without charge, to each person, including any beneficial owner of the Warrants or the Warrant Shares, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the Company's principal executive offices: Shareholder Relations Department, Smart Choice Automotive Group, Inc., 5200 South Washington Avenue, Titusville, Florida 32780, telephone: (407) 269-9680.

                                     SUMMARY

The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference.

        The Company. Smart Choice Automotive Group, Inc. (the "Company"), is an active acquiror of new and used-car dealerships and used-car finance companies in the southeastern United States. The Company currently operates in several major markets in Florida and intends to expand into the southeastern United States. The Company has contracted to purchase three new car dealerships with a total of six factory franchises. The Company targets its used-car products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used-cars to persons who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers"). In connection with its sale of used-cars, the Company underwrites, finances, and services retail installment contracts ("Finance Contracts"). The Company also operates insurance and dealer consulting divisions, as well as Eckler Industries, Inc. ("Eckler's"), one of the nation's leaders in Corvette parts and accessories sales with more than 95,000 customers.

        The Company expanded significantly in the first three quarters of 1997 by acquiring two new car dealerships, five used-car dealerships and five used-car finance companies, having an aggregate of $33.3 million in gross Finance Contracts. The Company presently operates two new car dealerships, has contracted to purchase one additional new car dealership, operates 19 used-car dealerships, holds and services approximately $50 million in gross Finance Contracts, and intends to continue its expansion through acquisitions and internal growth. For the six months ended June 30, 1997, the Company incurred losses of approximately $6.1 million, reflecting start up costs, development of its infrastructure, and expansion of its operations.

        Dealership Operations. In addition to the two Volvo and Nissan new car dealerships recently acquired, the Company has contracted to purchase an additional new car dealership in Florida that has franchises to sell Acura, Audi, Volkswagen, and Subaru vehicles. The Company intends to focus its growth during the remainder of 1997 on acquiring and opening new and used-car dealerships. See "Growth Strategy" below.

        The Company sells new and used-cars through 19 wholly owned used-car dealerships and two wholly-owned new car dealerships in Florida, and finances such sales through Finance Contracts that the Company originates and services. The Company's competition for its used-car dealerships primarily consists of the numerous independent used-car dealerships that sell and finance sales of used-cars to Sub-Prime Borrowers ("Dealer/Financers"). The Company distinguishes its dealerships from those of typical Dealer/Financers by providing multiple locations, upgraded facilities, large inventories of used automobiles, a captive finance company, centralized purchasing, value-added marketing programs, and dedication to customer service. Most of the Company's dealerships maintain inventories of approximately 50-125 used-cars and feature a wide selection of makes and models (with ages generally ranging from three to six years). The Company has developed underwriting guidelines and techniques that combine established underwriting criteria with managerial discretion, to facilitate prompt credit decisions and utilizes networked computer systems to monitor and service large volumes of Finance Contracts.

     The Company is seeking to develop widespread name recognition for its "First Choice" used-cars through extensive television, radio, and billboard advertising. The Company emphasizes its network of dealerships, its wide selection of quality used-cars, and its ability to finance most Sub-Prime Borrowers.

     Growth Strategy. The Company's strategy has been to increase sales revenue and finance income by opening additional used-car dealerships and acquiring existing new and used-car dealerships and Dealer/Financers, in selected markets. The Company intends to focus its growth in the remainder of 1997 on acquiring new car dealerships and intends to expand its used-car dealerships by year end. To facilitate inventory quality, the Company has opened used-car reconditioning facilities in Lakeland and West Palm Beach, Florida. The Company expects to finance its expansion through operating cash flow, supplemental borrowings, and capital markets transactions. Although the Company believes its current management team, monitoring and collection operations, and corporate infrastructure are capable of supporting the planned expansion of its operations and services, the start-up costs and incremental overhead created by such expansion could adversely affect the Company's results of operations in the short-term.

                                  RISK FACTORS

        IN CONSIDERING THE MATTERS SET FORTH IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BELOW AS WELL AS OTHER INFORMATION SET FORTH AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

Forward Looking Statements

        This Prospectus and/or certain documents incorporated herein by reference contain certain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including the level of acquisition opportunities available to the Company and the Company's ability to efficiently price and negotiate such acquisitions on a favorable basis, sources for sufficient additional capital to meet the Company's growth and operations, the financial condition of the Company's customers, the failure to properly manage growth and successfully integrate acquired companies and operations, changes in economic conditions, demand for the Company's products and changes in competitive environment.

        The Company cautions that the factors described above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the effect of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Limited Combined Operating History and Losses

        The Company began operations as a combined business unit with Eckler's in January of 1997 and incurred a loss of approximately $6.1 million for the six months ended June 30, 1997, reflecting startup costs, development of its infrastructure, and expansion of its operations. In addition, for the year ended September 30, 1996 and for the three months ended December 31, 1996, Eckler's sustained losses of $866,568 and $196,209, respectively. There can be no assurance that the Company will not continue to incur losses in the results of its operations.

Risks Associated With Acquisitions

        A significant component of the Company's recent growth has come through acquisitions of existing car dealerships and related businesses, including used-car Dealer/Financers lending primarily to Sub-Prime Borrowers. The Company's future growth will depend in large part on its ability to acquire additional dealerships, manage expansion, control costs in its operations and consolidate acquisitions into existing operations. The Company will have to review acquired dealership operations, management infrastructure and systems and financial controls, and make those adjustments or complete reorganizations as appropriate. Unforeseen capital and operating expenses, or other difficulties, complications and delays frequently encountered in connection with the expansion and integration of acquired operations could inhibit the Company's growth. The full benefits of a significant acquisition will require the integration of administrative, finance, sales and marketing organizations, as well as the coordination of common sales and marketing efforts and the implementation of appropriate operational, financial and management systems and controls. Acquisitions and related integration issues will require substantial attention from the Company's senior management team, whose acquisition experience to date has consisted primarily of dealerships at single locations. The diversion of management attention required by the acquisition and integration of multiple dealerships, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse effect on the revenue and operating results of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that manufacturers' consents will be obtained (if required), that acquisitions will be consummated on acceptable terms or that the Company will be able to integrate successfully the operations of any acquisition. The Company's ability to continue to grow through the acquisition of additional dealerships will also be dependent upon the availability of suitable candidates, the Company's ability to attract and retain competent management, and the availability of capital to complete the acquisitions. The Company intends to finance acquisitions through a combination of its available cash resources, borrowings from financial institutions and, in appropriate circumstances, the issuance of equity and/or debt securities. Acquiring additional dealerships and Dealer/Financers will have a significant effect on the Company's financial position, and could cause substantial fluctuations in the Company's quarterly and yearly operating results.

Acquisitions are also likely to result in the recording of significant goodwill and intangible assets on the Company's financial statements, the amortization of which would reduce reported earnings in subsequent years. In addition, the issuance of additional shares of Common Stock in connection with acquisitions may substantially dilute the interests of existing shareholders.

Risks Associated With Entering New Industries

        Although  the  Company has an  operating  history  since 1973,  it has a limited history of operating car dealerships and financing the sales of used-vehicles and related services, particularly to Sub-Prime Borrowers.
Consequently, the Company is subject to a variety of risks associated with entering a new business, such as the lack of prior operating history in the Sub-Prime lending and new and used-car sales markets, integrating the new businesses into the Company, and hiring the necessary personnel. There can be no assurance that the Company will achieve profitability in the future. The Company's ability to become and remain profitable as it pursues its business strategy will depend upon its ability to: (i) assimilate and manage its acquisitions; (ii) expand its revenue generating operations while not proportionately increasing its administrative overhead; (iii) originate Finance Contracts with an acceptable level of credit risk; (iv) locate sufficient financing with acceptable terms to fund the expansion of car sales and the origination of additional Finance Contracts; (v) adapt to the increasingly competitive market in which it operates; and (vi) obtain and purchase adequate supplies of cars. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, also will have an effect on the Company's business. The Company's inability to achieve or maintain any or all of its goals could have a material adverse effect on the Company's operations, profitability, and growth.

Need for Additional Capital

        In order to grow its business, the Company will require significant capital resources, both to fund acquisitions and for working capital. In the past, the Company has utilized borrowings from financial institutions and its Common Stock as a currency for acquiring businesses. Depending on the value of an acquired business, the Company may be required to issue a large number of additional shares of Common Stock, thereby diluting existing shareholders.

        Potential sources of capital for the Company include existing and proposed credit facilities as well as public and private offerings of the Company's capital stock. There can be no assurance that the proceeds from these sources of capital will be sufficient to satisfy all of the Company's cash requirements or fund combined operating losses, should they occur, beyond the next 12 months. Moreover, there can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. To the extent the Company is not able to generate sufficient cash flow or obtain additional financing and its cash requirements were to exceed its available capital and financing, the Company would be forced to reduce or delay additional expenditures or otherwise delay, curtail or discontinue some or all of its operations. Further, if the Company is able to access such capital through borrowing, such debt will increase the already substantial obligations of the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

        The operation of automobile dealerships and Dealer/Financers is capital intensive. The Company requires capital to acquire and maintain inventories of vehicles and parts, to originate Finance Contracts, to purchase and maintain service equipment, to maintain its facilities and, in the case of new car dealerships, to satisfy manufacturers' minimum capital requirements. The Company finances the purchase of all of its new and used-car inventory and leases all of the properties underlying its dealerships. Consequently, the Company incurs significant operating, borrowing and fixed occupancy costs. Should the Company's expansion plans require additional funding or should its capital requirements exceed current estimates, the Company could be required to seek additional financing in the future. There can be no assurance that the Company will be able to raise such financing when needed or on acceptable terms. As a result, the Company may be unable to achieve its goals, including anticipated growth.

Creditworthiness of Sub-Prime Borrowers

        The Sub-Prime Borrower automobile finance market is comprised of customers who are deemed to be relatively high credit risk due to various factors, including, among other things, the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and/or their limited financial resources. Consequently, the Company's Finance Contracts have a higher probability of delinquency and default and greater servicing costs than loans made to consumers who pose lesser credit risks. The Company's profitability depends in part upon its ability to evaluate properly the creditworthiness of Sub-Prime Borrowers and efficiently service its loans. There can be no assurance that satisfactory credit performance of Sub-Prime Borrowers will be maintained or that the rate of future defaults and/or losses will be consistent with prior experience or at levels that will allow the Company to achieve profitability. Most borrowers' ability to remit payments in accordance with the terms of the loans is dependent on their continued employment. An economic downturn resulting in increased unemployment could cause a significant rise in delinquencies and defaults, which could materially adversely affect the Company's financial condition and results of operations. Moreover, increases in the delinquency and/or loss rates in the Company's loan portfolio could adversely affect the Company's ability to obtain or maintain its financing sources.

Competition and Market Conditions

        The Company's competitors include local, regional and national automobile dealers, Dealer/Financers and service and repair shops, many of which are larger and have greater financial and marketing resources than the Company. The Company also competes with private market buyers and sellers of used-cars, used-car dealers, franchised dealers, service center chains and independent shops for service, repair and parts business. Industry wide gross profit margins on sales of new vehicles, used-vehicles and sales and service generally have been declining since 1980, and the new and used-car market faces increasing competition from non-traditional sources such as independent leasing companies, brokers, buying services, internet companies and used-car "superstores." Some of the recent market entrants may be capable of operating on smaller gross margins than the Company. The Company expects that there will be increasing competition in the acquisition of other dealerships as industry participants become larger. There can be no assurance that the Company will be able to maintain or increase its size relative to its competitors or to increase profit margins in the face of increased competition.

        The Sub-Prime Borrower automobile finance market is highly competitive. The level of competition has increased significantly in recent years and this trend is expected to continue. Historically, commercial banks, savings and loan associations, credit unions, captive finance subsidiaries of automobile manufacturers and other consumer lenders, many of which have significantly greater resources than the Company, have not competed for Sub-Prime Borrower business. To the extent that such lenders expand their activities in the Sub-Prime Borrower market, the Company's financial condition and results of operations could be materially adversely affected. During the past two years, several companies have devoted considerable resources to the Sub-Prime Borrower market, including well-capitalized public companies. Specifically, Ford Motor Credit Company announced that it intends to finance Sub-Prime Borrowers; General Electric Capital Corporation established alliances with several regional Sub-Prime Borrower automobile Dealer/Financers; and KeyCorp acquired AutoFinance Group, Inc., which is a Sub-Prime Borrower Dealer/Financer.

        The Company, through its Eckler Industries Division, sells parts and accessories for Corvettes. Under a Reproduction and Service Part Tooling License Agreement (the "GM Agreement") between the Company and General Motors Corporation ("GM"), the Company is permitted to manufacture Corvette parts under the GM Restoration Parts label and to acquire additional inventory from GM. However, the GM Agreement does not prohibit the Company's competitors from manufacturing and selling parts that are compatible to those manufactured and sold by the Company.

General Economic Conditions

        The Company's business is directly related to sales of used-cars, which is affected by employment rates, prevailing interest rates, and other general economic conditions. A future economic slowdown or recession could lead to increased delinquencies, repossessions, and credit losses that could hinder the Company's business and planned expansion. Because of the Company's focus on Sub-Prime Borrowers, its actual rate of delinquencies, repossessions, and credit losses on Finance Contracts could be higher under adverse conditions than those experienced in the used-car sales and finance industry in general. Economic changes are uncertain, and sluggish sales of used-cars and weakness in the economy could have an adverse effect on the Company's business.

Changing Nature of Automotive Retailing

        The automobile retailing industry has experienced significant change in the past several years. A number of dealership groups have conducted, or are in the process of conducting, public offerings of capital stock to enhance their capital structures and their ability to issue capital stock in acquisitions. These companies and other well-capitalized dealership groups have begun to acquire a significant number of other dealers, including dealers in the Company's markets, in a trend toward the consolidation of the retail automobile industry. In addition, several companies have opened chains of used-car
"superstores" that offer a large variety and number of used-cars at each of their locations. A common goal for each of these groups is to create a recognized national dealership brand. Further, several large, well capitalized dealer groups are utilizing "one price" and other marketing strategies to attract consumers away from smaller, more traditional dealers. Other dealers have formed auto malls and multi-brand dealerships in which multiple makes and models are sold side by side. Dealers also face increased competition in the sale of new vehicles from independent brokers and leasing companies, on-line purchasing services and warehouse clubs. In recent years the number of vehicles coming off leases has increased significantly, resulting in an increased supply of high-quality used-vehicles available for resale. These vehicles and vehicles from other sources have become available to franchised new car dealers and non-franchised dealers of used-cars, resulting in increased competition in the used-car market. Automobile dealers are also facing new forms of competition in the sale of service and parts. In the 1980s, several new national chains of service and repair shops and aftermarket parts stores appeared, offering faster service and lower prices. The Company expects that the automobile retailing industry will continue to experience significant change in the next several years as new and stronger sources of competition affect the industry. There can be no assurance that the Company will be able to respond effectively to changes in the industry.

Geographic Concentration

        As of June 30, 1997, the Company's car sales and financing operations are concentrated in the southwest, central and southeast areas of Florida. An economic slowdown or recession, or a change in the regulatory or legal environment in Florida could have a material adverse effect on the Company's financial condition and results of operations.

High Leverage

        The Company is highly leveraged. At June 30, 1997, the Company's total indebtedness was approximately $51.4 million. The majority of such debt is collateralized by the Company's Finance Contracts, new and used car inventory and all property, plant and equipment. The Company's substantial leverage could have important consequences, including limiting its ability to obtain additional financing, requiring the Company to use substantial portions of operating cash flow to meet interest and principal repayment obligations, exposing the Company to interest rate fluctuations due to floating interest rates, increasing the Company's vulnerability to changes in general economic conditions and competitive pressures, and limiting the Company's ability to realize some or all of the benefits of significant business opportunities. In addition, various loan agreements for the Company's obligations contain financial covenants and various other covenants that limit, among other things, the Company's ability to engage in certain mergers and acquisitions, incur additional indebtedness or further encumber its assets, or pay dividends or make other distributions without the prior consent of the lender(s). The covenants also require the Company to meet certain financial tests. Although the Company believes that it is currently in compliance with the terms and conditions of its borrowing arrangements, a default thereunder could have a material adverse effect on the Company's financial condition and results of operations.

Sensitivity to Interest Rates; Effect of Usury Laws

        A substantial portion of the Company's Finance Contract income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns under the Finance Contracts in its portfolio. While the Finance Contracts the Company services bear interest at a fixed rate, the Company's indebtedness and other credit arrangements bear interest at floating rates. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Finance Contracts, or raising the retail sales price of its cars. To the extent the Company were unable to do so, the Company's net margins would decrease, thereby adversely affecting the Company's results of operations.

        Currently, the Company's used-car sales activities are conducted, and a majority of the Finance Contracts the Company services are originated, in Florida, which imposes limits on the rate which a lender may charge.

Seasonality

        Historically, the Company's dealerships that sell and finance cars to Sub-Prime Borrowers, have experienced higher revenues in the first two quarters of the calendar year than in the latter half of the year. Management believes that these results are due to seasonal buying patterns resulting in part from the fact that many of the Company's customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used-car purchases.

        Eckler's, the Company's Corvette parts and accessories division, also is subject to seasonal fluctuations. Historically, Eckler's business has realized a higher portion of its revenues (on average, in excess of 55% of its revenues) in the second and third quarters of the calendar year and the lowest portion of its revenues in the fourth quarter. The business of Eckler's is particularly dependent on sales to Corvette enthusiasts during the spring and summer months. This is the time of year that Corvette enthusiasts are preparing for upcoming car shows that are held in the late summer and early fall.

Cyclicality

        Sales of motor vehicles, particularly new vehicles, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the automotive retailing industry tends to experience similar periods of decline and recession as the general economy. The Company believes that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline would have a material adverse effect on the Company.

Regulation and Litigation

        The Company's business is subject to extensive federal, state and local regulation and supervision. Such regulation, among other things, requires the Company to obtain and maintain licenses and qualifications, to limit interest rates, fees and other charges related to Finance Contracts, require specified disclosures by dealers to consumers and to limit rights to repossess and sell collateral. Such regulations exist primarily for the benefit of consumers, rather than for the protection of dealers or Dealer/Financers, and could limit the Company's discretion in operating its business. Various federal, state and local regulatory agencies, such as the Occupational Safety & Health Administration ("OSHA"), the Federal Trade Commission ("FTC") and their state counterparts, have jurisdiction over the Company's operations with respect to such matters as worker's safety and consumer protection. Future acquisitions by the Company may also be subject to regulation, including antitrust review. Noncompliance with any applicable statutes or regulations could result in suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. To the extent that the rates charged by the Company are limited by the application of maximum allowable interest rates that may be lower than those currently charged by the Company, the Company will suffer adverse effects on its results of operations. In addition, due to the consumer-oriented nature of the automobile finance industry, Dealer/Financers are frequently named as defendants in litigation involving alleged violations of federal and state consumer lending or other laws and regulations. There can be no assurance that the Company will not become subject to such litigation in the future. A significant judgment against the Company could have a material adverse effect on the Company's financial condition and results of operations.

Dependence Upon Key Personnel

        The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used-car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel or its inability to attract new management when necessary, could have a material adverse effect upon the Company.

Control By Majority Shareholders

        As of June 30, 1997, the Company's management currently beneficially owns and/or has voting control of approximately 50.8% of the issued and outstanding Common Stock of the Company. Assuming exercise of all of the Public Warrants and Underwriter Unit Purchase Option, management would control approximately 44.8% of the voting stock. Consequently, management may be able to direct the election of the Company's directors, effect significant corporate events and generally direct the affairs of the Company. Investors will have only limited participation in the management of the Company. The concentration of ownership by such holders may have the effect of preventing a sale or takeover of the Company.

No Assurance of Continued Market for Securities; "Penny Stock" Regulations

        Although the  Company's  Common Stock and Public  Warrants are listed on the Nasdaq SmallCap Market, there can be no assurance that a public trading market for the securities will be sustained. If for any reason the Company fails to maintain sufficient qualifications for continued listing on the Nasdaq SmallCap Market, purchasers of the securities may have difficulty in selling their securities should they desire to do so because certain restrictions (the "penny stock" rules) may be placed upon the sale of securities unless the securities qualify for an exemption from the "penny stock" rules. The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5 per share or an exercise price of less than $5 per share, subject to certain exceptions. Since the Common Stock and Public Warrants are quoted on Nasdaq, they are exempt from the definition of "penny stock." If they are later removed from listing by Nasdaq and are traded at a price below $5 per share, the securities may become subject to the "penny stock" rules that impose burdensome sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors. The "penny stock" rules may restrict the ability or desirability of broker-dealers to sell the Company's Common Stock. Some brokerage firms will not effect transactions in the securities if they trade below $5 per share and it is unlikely that any bank or financial institution will accept the securities as collateral, which could have an adverse effect in developing or sustaining any market for the securities and may affect the ability of purchasers in this Offering to sell the Common Stock in the secondary market.

Listing Maintenance Criteria For Nasdaq System

        The Company's Common Stock and Public Warrants are listed on the Nasdaq SmallCap Market. Continued inclusion on the Nasdaq SmallCap Market requires the Company to maintain certain criteria such as among others market value, public float, capital and surplus. Nasdaq has recently proposed revisions to its listing and maintenance criteria which, if adopted, would make it more difficult for the Company to maintain its listing. If the Company fails to maintain the

Nasdaq minimum threshold requirements, it would lose Nasdaq listing and trading in the securities would be conducted in the over-the-counter market known as the NASD OTC Electronic Bulletin Board, or more commonly referred to as "pink sheets", whereupon trading in the Company's securities will be subject to the "penny stock" regulations. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock if it were to lose its Nasdaq SmallCap Market listing.

Potential Volatility of Stock Price

        The market price of the Common Stock has been and may continue to be highly volatile, and could in the future be subject to wide fluctuations in response to the timing and size of acquisitions, quarter to quarter variations in operating results, changes in earnings estimates by analysts, market conditions in the industry, and general economic conditions. Investors in the Common Stock must be willing to bear the risk of such fluctuations in earnings and stock price.

Environmental Matters

        The Company is subject to federal, state and local laws, ordinances and regulations which establish various health and environmental quality standards, and liability related thereto, and provide penalties for violations of those standards. Under certain laws and regulations, a current or previous owner or operator of real property may be liable for the cost of removal and remediation of hazardous or toxic substances or wastes on, under, in or emanating from such property. Such laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances or wastes. Certain laws, ordinances and regulations may impose liability on an owner or operator of real property where onsite contamination discharges into waters of the state, including groundwater. Under certain other laws, generators of hazardous or toxic substances or wastes that send such substances or wastes to disposal, recycling or treatment facilities may be liable for remediation of contamination at such facilities. Other laws, ordinances and regulations govern the generation, handling, storage, transportation and disposal of hazardous and toxic substances or wastes, the operation and removal of underground storage tanks, the discharge of pollutants into surface waters and sewers, emissions of certain potentially harmful substances into the air and employee health and safety. The business operations of the Company are subject to such laws, ordinances and regulations including the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvent, lubricants, degreasing agents, gasoline and diesel fuels. The Company is subject to other laws, ordinances and regulations as the result of the past or present existence of underground storage tanks at many of the Company's properties.

        Certain laws and regulations, including those governing air emissions and underground storage tanks, have been amended to require compliance with new or more stringent standards as of future dates. The Company cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental conditions may require expenditures by the Company, some of which may be material.

Anti-Takeover Considerations

        Certain provisions of Florida law and the Company's Articles of Incorporation ("Articles") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company, and limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. The Company is subject to the "affiliated transactions" and "control share acquisition" provisions of the Florida Business Corporation Act and pursuant to its Articles. Those provisions require, subject to certain exceptions, that an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors. Voting rights must also be conferred on "control shares" acquired in specified control share acquisitions, generally only to the extent conferred by resolution approval by the shareholders, excluding holders of shares defined as "interested shares." In addition, the Company's Articles, among other things, provide that
(i) any action required or permitted to be taken by the shareholders of the Company may be effected only at an annual or special meeting of shareholders, and not by written consent of the shareholders, (ii) any special meeting of the shareholders may be called only by the Chairman of the Board, the President or Chief Executive Officer, or upon the written demand of the holders of not less than 25% of the votes entitled to be cast at a special meeting, (iii) an advance notice procedure must be followed for nomination of directors and for other shareholder proposals to be considered at annual shareholders' meetings, and
(iv) a director may be removed only for cause upon approval of holders of not less than 66-2/3% of the Company's voting stock. In addition, the Company is authorized to issue up to five million shares of preferred stock in one or more series, having terms fixed by the Board of Directors without shareholder approval, including voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of Common Stock. Issuance of additional shares of Common Stock or new shares of preferred stock could also be used as an anti-takeover device. Although the Company has no present intentions or plans to issue preferred stock other than in connection with acquisitions, there can be no assurance that the Company will not do so in the future.

No Anticipated Dividends

        The Company does not intend to pay any dividends on its Common Stock for the foreseeable future. Any earnings which the Company may realize in the foreseeable future will be retained to finance the development and expansion of its business. In addition, under certain loan covenants, the Company is prohibited from paying dividends without the prior consent of the lender.

                                 USE OF PROCEEDS

        This Prospectus relates to Shares being offered and sold for the accounts of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."

                              SELLING SHAREHOLDERS

        The following table sets forth certain information with respect to persons for whom the Company is registering the Common Stock for resale to the public. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

                                                          Number
                                                            of
                                                          Shares
                                        Ownership         Offered          Ownership
           Name                    Prior to Offering(1)   Hereby(2)     After Offering(1)
-----------------------------    ----------------------  ----------    -------------------
                                         Shares                         Shares    Percentage
                                        --------                       -------    ----------

Robert E. Creger(3)                     253,575        25,000         228,575       2.5%

R.C. Hill, II(4)                        352,156       352,156             *          *

David Bumgardner(5)                     443,084       430,584(6)       12,500        *

Louis V. Cianfrogna                      11,436         5,102(6)        6,334        *

Gary R. Ostoski                          11,231         4,898(6)        6,333        *

Jack Winters Enterprises, Inc.           18,322        18,322(6)          *          *

Roman Fedo, Inc. & Fedo                 225,000       225,000(6)          *          *
Finance,     Inc.

Ralph H. Eckler(7)                    1,661,000       366,666       1,294,334      13.4%

Thomas E. Conlan(8)                   1,457,389     1,319,055         138,334       1.5%

Gerald C. Parker(9)                   2,483,233       912,399       1,570,834      16.6%

Conlan Smart Choice Management          445,000       445,000             *          *
   Trust(10)

Conlan Smart Choice Finance Trust(10)   265,000       265,000             *          *

Parker Smart Choice Management          445,000       445,000             *          *
   Trust(11)

Parker Smart Choice Finance Trust(11)   265,000       265,000             *          *

Finova Capital Corporation               70,000        70,000(12)         *          *

Sirrom Capital Corporation            1,416,666     1,116,666(12)     300,000       2.8%

Banker's Credit Ins. Services            33,333        33,333(12)         *          *

Randolph H. Fields                       50,000        50,000(13)         *          *

High Capital Funding, LLC               327,500       327,500(14)(15)     *          *

David H. & Joan S. Herskovits            27,500        27,500(14)         *          *

James E. Noonan                         27,500        27,500(14)          *          *

The Bridge Fund, N.V.                   27,500        27,500(14)          *          *

Steven Garber and Alfred E. Garber      55,000        55,000(14)          *          *

Howard Commander                        55,000        55,000(14)          *          *

Mary L. Hart                           110,000       110,000(14)          *          *

Themis Partners, L.P.(16)              243,750       243,750              *          *

Heracles Fund (16)                     162,500       162,500              *          *

Leonardo, L.P.(16)                     308,750       308,750              *          *

GAM Arbitrage Investments, Inc.(16)     24,375        24,375              *          *

AG Super Fund International             24,375        24,375              *          *
   Partners, L.P.(16)

Raphael, L.P.(16)                       97,500        97,500              *          *

                                                          Number
                                                            of
                                                          Shares
                                        Ownership         Offered          Ownership
           Name                    Prior to Offering(1)   Hereby(2)     After Offering(1)
-----------------------------    ----------------------  ----------    -------------------
                                         Shares                         Shares    Percentage
                                        --------                       -------    ----------



Ramius Fund, Ltd.(16)                   130,000         130,000              *          *

Hick Investments, Ltd.(16)               65,000          65,000              *          *

Halifax Fund, L.P.(16)                  243,750         243,750              *          *

Gary R. Smith(17)                     3,113,886         100,000        3,013,886      32.1%

Fred E. Whaley(18)                      415,000         200,000          215,000       2.3%

Ronald W. Anderson(19)                   75,000          55,000           20,000        *

Neal Hutchinson (20)                     70,000          35,000           35,000        *

Joseph Alvarez(21)                      105,000          25,000           80,000        *

          TOTAL                      15,615,311       8,694,181        6,921,130
                                     ==========       =========       ==========

*   Less than 1%.

----------

(1) In accordance with Rule 13-d promulgated under the Exchange Act, the share and percentage calculations were made on the basis of the amount of outstanding securities plus, for each person or group, any securities that person or group has the right to control the disposition or voting of, or to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. If the directors or officers do not own shares, or options or warrants exercisable within the next 60 days, percentage ownership is deemed to be zero.

(2) Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers such indeterminable additional shares of Common Stock as may become issuable as a result of any future anti-dilution adjustment or interest rate adjustment in accordance with the terms of common stock purchase warrants, stock options, convertible notes and Series A Preferred Shares held by certain Selling Shareholders.

(3) Mr. Creger is a former officer of First Choice Auto Finance, Inc., a subsidiary of the Company.

(4) Mr. Hill has been an employee of the Company since February 12, 1997.

(5) Mr. Bumgardner has been a director of the Company since January 28, 1997. The shares being offered for sale by Mr. Bumgardner represent issued and outstanding shares or shares underlying convertible notes received by Mr. Bumgardner in connection with the sale of his business to the Company.

(6) Shares offered in this prospectus represent issued and outstanding shares or shares underlying notes or other convertible securities received by the Selling Shareholders in connection with acquisitions by the Company of their respective vehicle dealerships and related entities.

(7) Until September 30, 1997, Mr. Eckler was a director of the Company and the Chairman of Eckler's. The shares of Common Stock beneficially owned include (i) 1,141,000 shares, (ii) 315,000 shares underlying options, (iii) 5,000 shares underlying a warrant, and (iv) 200,000 shares underlying an option Mr. Eckler owns jointly with Gerald C. Parker and Thomas E. Conlan. The shares offered include 66,666 shares underlying the option owned jointly by Mr. Eckler, Mr. Parker and Mr. Conlan.

(8) Mr. Conlan is an employee of the Company and beneficially owns 1,457,389 shares of Common Stock which include (i) a currently exercisable option for 200,000 shares of Common Stock underlying an option which he holds jointly with Gerald C. Parker and Ralph H. Eckler, (ii) a currently exercisable option for 75,000 shares of Common Stock, (iii) 5,000 shares of Common Stock held in trust for which he is co-trustee with Mr. Parker, and (iv) 1,177,389 shares owned directly. However, the amount Mr. Conlan is deemed to beneficially own does not include 710,000 shares held in trusts of which he is a beneficiary but over which he does not have voting or dispositive control. The shares offered include 66,666 shares and the 75,000 shares underlying the options set forth in the foregoing clauses (i) and (ii) of this footnote 8 and 1,177,389 shares of Company Common Stock.

(9) Mr. Parker is a member of the Board of Directors of the Company and beneficially owns 2,483,233 shares of Common Stock, which include (i) a currently exercisable option for 200,000 shares of Common Stock underlying an option which he holds jointly with Mr. Conlan and Mr. Eckler, (ii) currently exercisable options for 87,500 shares of Common Stock, (iii) 5,000 shares of Common Stock held in trust for an unaffiliated party for which he is co-trustee with Mr. Conlan, (iv) 710,000 shares of Common Stock held in trusts of which Mr. Parker is a beneficiary and for which he is a co-trustee with Gary R. Smith, an officer and director of the Company, (v) 710,000 shares of Common Stock held in trusts of which Mr. Conlan is the beneficiary and for which Mr. Parker is a co-trustee with Gary R. Smith, and (vi) 770,733 shares owned directly. The shares offered include 66,666 shares and the 75,000 shares underlying the options referenced in the foregoing clauses (i) and (ii) of this footnote 9 and 770,733 shares of Company Common Stock.

(10)Thomas E. Conlan, an employee of the Company, is the beneficiary of these trusts, however, voting and dispositive control are held by the co-trustees, Gerald C. Parker, a director of the Company, and Gary R.
    Smith, an officer and director of the Company.

(11)Gerald C. Parker, a director of the Company, is the beneficiary of these trusts and is a co-trustee with Gary R. Smith, an officer and director of the Company.

(12)Represents additional consideration for or convertible features of certain loans to the Company not associated with acquisition indebtedness, as follows: (i) 70,000 shares of Common Stock underlying a common stock purchase warrant issued to Finova Capital Corporation, (ii) a total of 1,116,666 shares of Common Stock underlying convertible promissory notes issued to Sirrom Capital Corporation, (iii) and a total of 33,333 shares of Common Stock underlying convertible promissory notes issued to Bankers Credit Insurance Services.

(13)Includes 20,000 shares underlying a common stock purchase warrant. Mr. Fields is a shareholder with the Company's counsel.

(14)Represents shares issuable upon conversion of outstanding convertible notes, as may be adjusted in accordance with certain anti-dilution and conversion price adjustment provisions contained therein.

(15)Includes 52,500 shares issuable upon exercise of a common stock purchase warrant.

(16)Represents  the  number  of  shares  of  Common  Stock   issuable  upon
    conversion of the Series A Preferred Shares calculated using an assumed conversion price of $5.25 (representing the lowest closing bid price for the Common Stock during the seven consecutive trading days ending November 3, 1997), with respect to the stated value of the Series A Preferred Shares plus an accretion of 7% per year, based upon certain conversion provisions of the Series A Preferred Shares (which conversion price could fluctuate from time to time based on changes in the market price of the Common Stock). Also includes shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock issued in connection with the Series A Preferred Shares (the "Series A Warrants"). This Prospectus also covers the resale of such presently indeterminate number of additional Shares as may be issuable upon conversion of the Series A Preferred Shares, based upon fluctuations in the conversion price of the Series A Preferred Shares. Pursuant to the terms the Series A Preferred Shares and the Series A Warrants, no holder thereof can convert or exercise any portion of such Series A Preferred Shares or Series A Warrants, respectively, if, subject to certain conditions, such
    conversion  or  exercise  would  increase  such  holder's   beneficial
    ownership of the Common Stock (other than shares owned through ownership of the Series A Preferred Shares and the Series A Warrants) to in excess of 4.9%.

(17)Mr. Smith is President, Chief Executive Officer and a director of the Company and beneficially owns 3,113,886 shares of Common Stock, which includes (i) a currently exerciseable option for 100,000 shares of Common Stock, (ii) 710,000 shares of Common Stock held in trusts of which Mr. Parker (a director of the Company), is a beneficiary and for which he is a Co-trustee with Mr. Parker, a director of the Company, (iii) 710,000 shares of Common Stock held in trusts of which Mr. Conlan (an employee of the Company) is a beneficiary and for which he is a Co-trustee with Mr. Parker,
    (iv) 285,714 shares of Common Stock acquired by Mr. Smith in connection with acquisitions by the Company of Mr. Smith's vehicle dealerships and related entities; (v) 125,783 shares of Common Stock, assuming the conversion of a promissory note in the amount of $1,031,088.38 received by Mr. Smith in connection with the acquisition by the Company of his businesses; and, (vi) 1,182,389 shares of Common Stock controlled by Mr. Smith pursuant to a stockholders voting agreement and irrevocable proxy between Mr. Smith and Mr. Conlan. Of the 1,420,000 trust shares of Common Stock controlled by Mr. Smith, as identified in (ii) and (iii) above, Mr. Smith has the right to acquire up to 202,500 of such shares pursuant to certain stock option agreements.

(18)Mr. Whaley is an employee of the Company, and until September 30, 1997, also served as a director and officer. Does not include an option to purchase up to 100,000 shares of Common stock which is not exercisable within the next 60 days following the date of this Prospectus. Ownership prior to the offering includes options to purchase up to 200,000 shares of Common Stock from the aforementioned Conlan and Parker Trusts.

(19)Mr. Anderson is an officer of the Company. Ownership prior to offering includes options to purchase up to 20,000 shares of Common Stock from the aforementioned Conlan and Parker Trusts.

(20)Mr. Hutchinson is an officer of the Company. Ownership prior to Offering includes options to purchase up to 35,000 shares of Common Stock from the aforementioned Conlan and Parker Trusts.

(21)Mr. Alvarez is an officer of the Company. Ownership prior to offering includes options to purchase up to 80,000 shares of Common Stock from the aforementioned Conlan and Parker Trusts.

                              PLAN OF DISTRIBUTION

        This Prospectus relates to the offering of shares of Common Stock beneficially held by certain shareholders of the Company.

        Since the Selling Shareholders may offer all or part of the shares of Common Stock which they hold pursuant to this Prospectus or may hold upon exercise of options or warrants, and since this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of shares of Common Stock to be offered for sale by the Selling Shareholders.

        The  Selling  Shareholders  may  sell or  distribute  some or all of the
Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market, privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in a combination of such transactions. Such transactions may be effected by the Selling Shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees of the Selling Shareholders, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act, may be sold under Rule 144 rather than pursuant to this Prospectus.

        The Selling Shareholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Shareholders and any other Selling Shareholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the shares.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the Common Stock for a period of five business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Shareholders. All of the foregoing may affect the marketing of the Common Stock.

        The Company will pay substantially all of the expenses incident to this Offering of the shares by the Selling Shareholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Shareholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The Company will receive no portion of the proceeds from the sale of the shares of Common Stock and will bear all expenses related to the registration of this offering of the shares of Common Stock. The Selling Shareholders will also be indemnified by the Company against certain civil liabilities, including certain liabilities which may arise under the Securities Act.

                                  LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. The law firm holds for its own account 11,429 shares of the Company's Common Stock and attorneys within the law firm are the beneficial owners of 55,000 shares of the Company's Common Stock.

                                     EXPERTS

        The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, Osburn, Henning and Company, Certified Public Accountants, P.A. and Spence, Marston, Bunch, Morris & Co., independent certified public accountants, to the extent and for the periods set forth in the respective reports of such firms incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

        No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this Prospectus in connection with this offering, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, create any implication that the information herein contained is correct as of any time subsequent to the date of this Prospectus.

                                  -------------




                                TABLE OF CONTENTS

AVAILABLE INFORMATION..................5
INCORPORATION OF CERTAIN
    DOCUMENTS BY REFERENCE.............5
SUMMARY................................6
RISK FACTORS...........................7
USE OF PROCEEDS.......................13
SELLING SHAREHOLDERS..................14
PLAN OF DISTRIBUTION..................18
LEGAL MATTERS.........................18
EXPERTS...............................19





                                8,694,181 SHARES



                                  SMART CHOICE
                             AUTOMOTIVE GROUP, INC.


                                  COMMON STOCK





                           --------------------------

                                   PROSPECTUS

                           --------------------------






                                November 6, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The Company estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts, commissions and fees and legal fees incurred by the Warrantholders and the Selling Shareholders, if any, shall be payable by such Warrantholders and Selling Shareholders) will be as follows:

Securities and Exchange Commission registration fee...........$14,332.23
Legal fees and expenses........................................25,000.00*
Accounting fees and expenses....................................5,000.00*
Printing Expenses...............................................2,500.00*

               Total...........................................46,832.23*
                                                               =========

*All amounts shown, except the Securities and Exchange Commission registration fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Bylaws provide for indemnification of its executive officers, directors, agents and employees to the fullest extent permitted by Florida law. The Registrant also entered into agreements with its directors and certain of its officers wherein it agreed to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

        The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was not unlawful or had no reasonable cause to believe his conduct was unlawful,
(b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

ITEM 16.  EXHIBITS

EXHIBIT        DESCRIPTION

 4.1      Specimen Form of Common Stock Certificate.(1)

 4.2 Second Articles of Amendment to Articles of Incorporation (defining the rights of rights of Series A Redeemable Convertible Preferred Stock) (2)

 5.1      Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.*

23.1 Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (included in Exhibit 5.1).

23.2      Consent of BDO Seidman, LLP.*

23.3      Consent of BDO Seidman, LLP.*

23.4      Consent of Spence, Marston, Bunch, Morris & Co.*

23.5      Consent of Spence, Marston, Bunch, Morris & Co.*

23.6      Consent of Osburn, Henning and Company.*

24        Power of Attorney (Included on Signature Page).


----------

(1) Incorporated by reference to Exhibit 4.1 to Form 8-A Registration Statement, filed on April 16, 1997, File No. 1-14082.

(2) Incorporated by reference to Exhibit 3.1 filed with the Current Report on Form 8-K dated September 24, 1997, File No. 1-14082.

*    Filed herewith.

ITEM 17.  UNDERTAKINGS.

        (a)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any  prospectus  required by Section
               10(a)(3)  of the  Securities  Act of 1933;

                      (ii) To  reflect  in the  prospectus  any  facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                      (iii) To include any material  information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Titusville, State of Florida on this 6th day of November, 1997.

                               SMART CHOICE AUTOMOTIVE GROUP, INC.


                               By:  /S/ Gary R. Smith
                                  ----------------------------------
                                  Gary R. Smith,
                                  President and Chief Executive Officer


                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary R. Smith and James Neal Hutchinson, Jr., his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on November 6, 1997 by the following persons in their capacities.

               SIGNATURE                           TITLE

  /s/ Robert J. Abrahams            Director (Chairman)
  ----------------------------
  Robert J. Abrahams

  /s/ Gary R. Smith                 President and  Chief Executive Officer, and
  ----------------------------      a Director (Principal Executive Officer)
  Gary R. Smith

  /s/ Joseph E. Mohr                Chief Financial Officer (Principal Financial
  ----------------------------      and Accounting Officer)
  Joseph E. Mohr

  /s/ Joseph Yossifon               Director
  ----------------------------
  Joseph Yossifon

  /s/ David E. Bumgardner           Director
  ----------------------------
  David E. Bumgardner

  /s/ Donald A. Wojnowski, Jr.      Director
  ----------------------------
  Donald A. Wojnowski, Jr.

  /s/ Gerald C. Parker              Director
  ----------------------------
  Gerald C. Parker

  /s/ Craig Macnab                  Director
  ----------------------------
  Craig Mcnab

                                  EXHIBIT INDEX



EXHIBIT        DESCRIPTION

 5.1           Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.

23.1           Consent of BDO Seidman, LLP.

23.2           Consent of BDO Seidman, LLP.

23.3           Consent of Spence, Marston, Bunch, Morris & Co.

23.4           Consent of Spence, Marston, Bunch, Morris & Co.

23.5           Consent of Osburn, Henning and Company.